Merida Merger Corp. I

641 Lexington Avenue, 18th Floor

New York, NY 10022

December 16, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I Registration Statement on Form S-4 File No. 333-259381

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Merida Merger Corp. I hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on Monday, December 20, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Peter Lee
Peter Lee, President